UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Perot Systems Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
714265105
(CUSIP Number)
J. Y. Robb III
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	714265105	Schedule 13D	Page	2	of	21

1	NAME OF REPORTING PERSON HWGA, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		29,655,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,655,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,655,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	714265105	Schedule 13D	Page	3	of	21

1	NAME OF REPORTING PERSON H. Ross Perot

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		29,699,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,699,000

WITH	10	SHARED DISPOSITIVE POWER

		14,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,713,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	714265105	Schedule 13D	Page	4	of	21

1	NAME OF REPORTING PERSON Perot Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		2,050,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,050,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,050,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	714265105	Schedule 13D	Page	5	of	21

1	NAME OF REPORTING PERSON

	Petrus Trust Company, LTA, as co-trustee of the Perot Family Trust and as trustee of the Perot Investment Trust I, Perot Investment Trust II, Perot Investment Trust III, Perot Investment Trust IV and Perot Investment Trust V

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		136,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,050,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		136,800

WITH	10	SHARED DISPOSITIVE POWER

		2,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,186,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	714265105	Schedule 13D	Page	6	of	21

1	NAME OF REPORTING PERSON Patricia Sue Hill, not individually but as co-trustee for the Perot Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,050,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,050,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	714265105	Schedule 13D	Page	7	of	21

1	NAME OF REPORTING PERSON The Perot Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

EP

CUSIP No.	714265105	Schedule 13D	Page	8	of	21

1	NAME OF REPORTING PERSON Petrus Financial Services, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		4,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	714265105	Schedule 13D	Page	9	of	21

1	NAME OF REPORTING PERSON Petrus Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		4,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	714265105	Schedule 13D	Page	10	of	21

1	NAME OF REPORTING PERSON Perot Investment Trust I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		27,360

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,360

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,360

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	714265105	Schedule 13D	Page	11	of	21

1	NAME OF REPORTING PERSON Perot Investment Trust II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		27,360

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,360

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,360

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	714265105	Schedule 13D	Page	12	of	21

1	NAME OF REPORTING PERSON Perot Investment Trust III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		27,360

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,360

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,360

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	714265105	Schedule 13D	Page	13	of	21

1	NAME OF REPORTING PERSON Perot Investment Trust IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		27,360

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,360

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,360

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	714265105	Schedule 13D	Page	14	of	21

1	NAME OF REPORTING PERSON Perot Investment Trust V

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		27,360

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,360

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,360

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

Item 1. Security and Issuer
     The Reporting Persons (as defined in Item 2 below) hereby amend the Schedule 13G originally filed with the Securities and Exchange Commission (the “Commission”) by certain of the Reporting Persons on February 17, 1998, as amended by Amendment No. 1 thereto on Schedule 13G, filed with the Commission on February 12, 1999, as amended by Amendment No. 2 thereto on Schedule 13G, filed with the Commission on February 14, 2000, as amended by Amendment No. 3 thereto on Schedule 13G, filed with the Commission on February 14, 2005, as amended by an Amendment thereto on Schedule 13G, filed with the Commission on February 14, 2007.
     On September 20, 2009, each of the Reporting Persons (or an entity with respect to which a Reporting Person serves as a general partner or trustee with investment and voting control) entered into a Tender and Voting Agreement (each a “Tender Agreement”) with Perot Systems Corporation (the “Issuer”), Dell Inc., a Delaware corporation (“Dell”), and DII — Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of Dell (“Purchaser”), all in connection with certain tender offer and merger transactions proposed to be entered into between the Issuer, Dell and Purchaser.
     The Reporting Persons are filing this Schedule 13D to report their entry into the Tender Agreements and their respective beneficial ownership of shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) of the Issuer. The Class A Common Stock of the Issuer is the class of equity securities to which this Schedule 13D relates.
     The terms of the Tender Agreements are described in Item 4 below and were previously disclosed in the Issuer’s Form 8-K filed on September 21, 2009. In addition, the forms of the Tender Agreement executed by certain Reporting Persons are attached hereto as Exhibits 1 and 2.
     The Issuer is a Delaware corporation with its principal executive offices located at 2300 West Plano Parkway, Plano, Texas 75075.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed jointly on behalf of the following persons and entities (collectively, the “Reporting Persons”): (i) HWGA, Ltd., a Texas limited partnership (“HWGA”), (ii) H. Ross Perot, (iii)  Perot Family Trust, a trust administered under Texas law, (iv) Petrus Trust Company, LTA, a Texas limited trust association (“Petrus Trust”), (v) Patricia Sue Hill, (vi) The Perot Foundation, a Texas nonprofit corporation, (vii) Petrus Financial Services, Ltd., a Texas limited partnership (“Petrus Financial”), (viii) Petrus Management Corporation, a Texas corporation (“Petrus Management”), (ix) Perot Investment Trust I, a trust administered under Texas law (“Trust I”), (x) Perot Investment Trust II, a trust administered under Texas law (“Trust II”), (xi) Perot Investment Trust III, a trust administered under Texas law (“Trust III”), (xii) Perot Investment Trust IV, a trust administered under Texas law (“Trust IV”) and (xiii) Perot Investment Trust V, a trust administered under Texas law (“Trust V”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 3.
     Information concerning each executive officer, director and controlling person of each Reporting Person that is a corporation is listed on Schedule I attached hereto, and is incorporated by reference herein.
     (b) The business address of H. Ross Perot, HWGA, Patricia Sue Hill, The Perot Foundation, Petrus Financial, Perot Family Trust, Petrus Trust, Petrus Management, Trust I, Trust II, Trust III, Trust IV and Trust V is 2300 West Plano Parkway, Plano, Texas 75075.
     (c) The present principal occupation of H. Ross Perot is Chairman Emeritus of the Board of Directors of the Issuer. Patricia Sue Hill is co-trustee of the Perot Family Trust.
     (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) H. Ross Perot and Patricia Sue Hill are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
     No funds or other consideration were used by the Reporting Persons to purchase any equity securities of the Issuer within the past sixty days.
Item 4. Purpose of Transaction
     On September 20, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Dell and Purchaser. Pursuant to the Merger Agreement, subject to the terms and conditions thereof, Purchaser has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of Class A Common Stock at a purchase price of $30.00 per share in cash, without interest thereon (the “Offer Price”). Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Issuer (the “Merger”), and the Issuer will survive the Merger as an indirect wholly owned subsidiary of Dell.
     Consummation of the Offer and the Merger is subject to the satisfaction or waiver of a number of customary closing conditions set forth in the Merger Agreement, including, among others, that (i) there is validly tendered (and not withdrawn) at least 66 2/3% of the shares of Class A Common Stock determined on a fully-diluted basis, (ii) certain regulatory clearances have been obtained by the parties, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and clearances under antitrust laws of other countries, (iii) a material adverse effect to the Issuer shall not have occurred, and (iv) the other conditions set forth in the Merger Agreement have been satisfied or waived.
     The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 of the Issuer’s Form 8-K filed on September 21, 2009.
     As an inducement to Dell to enter into the Merger Agreement, certain officers, directors and principal stockholders of the Issuer (the “Tendering Stockholders”) have agreed to tender their shares of Class A Common Stock in connection with the Offer and to vote in favor of the Merger pursuant to Tender and Voting Agreements, dated September 20, 2009, entered into with Dell, Purchaser and the Issuer. The Tender Agreements described in Item 1 above are the Tender and Voting Agreements entered into by certain principal stockholders and related entities. Pursuant to an Amended and Restated Tender and Voting Agreement, dated September 30, 2009, Perot Family Trust may elect not to tender its shares of Class A Common Stock in connection with the Offer and to hold its shares and receive the same consideration per share in connection with the Merger described in the Merger Agreement. The principal stockholders and related entities entered into the Tender Agreements at the request of Dell and Purchaser, with the intent of supporting the accomplishment of the transactions regarding the Issuer that are described in the Merger Agreement.
     In addition, the Tendering Stockholders have agreed, subject to certain exceptions, to refrain from disposing of their shares of Class A Common Stock and soliciting alternative acquisition proposals to the Merger.
     The foregoing description of the Tender Agreements and Amended and Restated Tender and Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements and Amended and Restated Tender and Voting Agreement, the forms of which are filed hereto as Exhibits 1 and 2 and incorporated herein by reference.
     In connection with the execution of the Merger Agreement, H. Ross Perot has signed a noncompetition and nonsolicitation agreement with Dell and the Issuer that limits his ability to compete with the Issuer or solicit its employees or customers for a period ending December 31, 2014. If the Merger Agreement is terminated prior to the closing of the Offer, such agreement will not become effective and will have no force or effect.
     Also in connection with the execution of the Merger Agreement, Perot Systems Family Corporation, a Texas corporation, H. Ross Perot, Ross Perot, Jr. (collectively, “Licensor”) and the Issuer have entered into the Third Amended and Restated License Agreement, dated September 20, 2009 (the “License Agreement”), pursuant to which Licensor grants the Issuer and its affiliates an exclusive, royalty-free license to use “Perot Systems” and “Perot” in connection with the Issuer’s current businesses, products, services and charitable activities, and its future operations and activities resulting from the expansion of, and the integration with, Dell’s services and businesses. The License Agreement shall terminate automatically and without further action by Licensor or the Issuer in the event that the Merger Agreement is terminated in accordance with its terms.
     The foregoing description of the License Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the License Agreement, a copy of which is filed as Exhibit 10.1 to Issuer’s Form 8-K filed on September 21, 2009.
     There can be no assurance that the transactions described in the Merger Agreement will be consummated.
Item 5. Interest in Securities of the Issuer
     (a) The respective percentages set forth below are based on 120,928,797 shares of Class A Common Stock outstanding as of July 31, 2009, as reported on Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2009.
     By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the members of the group as a whole. As of September 30, 2009, the Reporting Persons beneficially owned in the aggregate 31,889,900 shares of Class A Common Stock, which represents approximately 26.4% of the outstanding shares of Class A Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock as are held by any other members of such group.
     (b) HWGA has direct beneficial ownership of 29,655,000 shares of Class A Common Stock, representing approximately 24.5% of the outstanding shares of Class A Common Stock. H. Ross Perot is the managing general partner of HWGA with sole investment and voting power.
     H. Ross Perot has direct beneficial ownership of 44,000 shares of Class A Common Stock. H. Ross Perot has indirect beneficial ownership of 29,669,100 shares of Class A Common Stock. This number includes (i) 29,655,000 shares of Class A Common Stock held by HWGA, (ii) 10,000 shares of Class A Common Stock held by The Perot Foundation, (iii) 4,000 shares of Class A Common Stock held by Petrus Financial and (iv) 100 shares of Class A Common Stock held by his spouse. In the aggregate, H. Ross Perot has direct and indirect beneficial ownership of 29,713,100 shares of Class A Common Stock, representing approximately 24.6% of the outstanding shares of Class A Common Stock. With respect to the 29,655,000 shares of Class A Common Stock controlled by HWGA, H. Ross Perot has sole voting and dispositive power. In addition, H. Ross Perot has shared voting and dispositive power with respect to the (i) 10,000 shares of Class A Common Stock held by The Perot Foundation, (ii) 4,000 shares of Class A Common Stock held by Petrus Financial and (iii) 100 shares of Class A Common Stock held by his spouse. H. Ross Perot expressly disclaims beneficial ownership of the 100 shares of Class A Common Stock held by his spouse.
     The Perot Family Trust has direct beneficial ownership of 2,050,000 shares of Class A Common Stock, representing approximately 1.7% of the outstanding shares of Class A Common Stock. Petrus Trust and Patricia Sue Hill are co-trustees of the Perot Family Trust and, as a result, have shared voting and dispositive power with one another with respect to the 2,050,000 held in the Perot Family Trust.

     The Perot Foundation has direct beneficial ownership of 10,000 shares of Class A Common Stock, representing less than 0.1% of the outstanding shares of Class A Common Stock. H. Ross Perot is a director and officer of The Perot Foundation.
     Petrus Financial has direct beneficial ownership of 4,000 shares of Class A Common Stock, representing less than 0.1% of the outstanding shares of Class A Common Stock. Petrus Financial is an affiliate of H. Ross Perot.
     Petrus Management is the general partner of Petrus Financial and, as a result, has indirect beneficial ownership of the 4,000 shares of Class A Common Stock that are held by Petrus Financial.
     Each of Trust I, Trust II, Trust III, Trust IV and Trust V have direct beneficial ownership of 27,360 shares of Class A Common Stock, in each case representing less than 0.1% of the outstanding shares of Class A Common Stock for each such entity. Petrus Trust is the trustee of Trust I, Trust II, Trust III, Trust IV and Trust V and, as a result, has indirect beneficial ownership of the 136,800 aggregate shares of Class A Common Stock held in the aggregate by Trust I, Trust II, Trust III, Trust IV and Trust V. Petrus Trust’s indirect beneficial ownership represents approximately 1.8% of the outstanding shares of Class A Common Stock. As discussed above, Petrus Trust is the co-trustee of the Perot Family Trust and, as a result, has indirect beneficial ownership of 2,050,000 shares of Class A Common Stock held by the Perot Family Trust.
     The Cover Pages of this Schedule 13D are incorporated herein by reference.
     (c) Except as set forth herein, the Reporting Persons have not effected any transactions in shares of Class A Common Stock in the past 60 days.
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Class A Common Stock.
     (e) Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Form of Tender and Voting Agreement, dated September 20, 2009, by and among Perot Systems Corporation, Dell Inc., DII — Holdings Inc. and each of the following stockholders of Perot Systems Corporation: H. Ross Perot, HWGA, Ltd., The Perot Foundation, Petrus Financial Services Ltd., Perot Family Trust, Perot Investment Trust I, Perot Investment Trust II, Perot Investment Trust III, Perot Investment Trust IV and Perot Investment Trust V.

Exhibit 2	Form of Amended and Restated Tender and Voting Agreement, dated September 30, 2009, by and among Perot Systems Corporation, Dell Inc., DII — Holdings Inc. and Perot Family Trust.

Exhibit 3	Joint Filing Agreement by and among the Reporting Persons, dated as of September 30, 2009.

SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.
Date: September 30, 2009

HWGA, Ltd.

/s/ H. Ross Perot

H. Ross Perot, Managing General Partner

/s/ H. Ross Perot

H. Ross Perot

Perot Family Trust
Petrus Trust Company, LTA, Co-Trustee

By:	/s/ J.Y. Robb III J.Y. Robb, III, President

/s/ Patricia Sue Hill

Patricia Sue Hill, not individually but as
co-trustee for the Perot Family Trust

The Perot Foundation

By:	/s/ J.Y. Robb III J.Y. Robb III, Treasurer

Petrus Financial Services, Ltd.

By: Petrus Management Corporation, General Partner

By:	/s/ J.Y. Robb III J.Y. Robb III, President

Perot Investment Trust I
Petrus Trust Company, LTA, Trustee

By:	/s/ J.Y. Robb III J.Y. Robb III, President

Perot Investment Trust II
Petrus Trust Company, LTA, Trustee

By:	/s/ J.Y. Robb III J.Y. Robb, President

Perot Investment Trust III
Petrus Trust Company, LTA, Trustee

By:	/s/ J.Y. Robb III J.Y. Robb, President

Perot Investment Trust IV
Petrus Trust Company, LTA, Trustee

By:	/s/ J.Y. Robb III J.Y. Robb, President

Perot Investment Trust V
Petrus Trust Company, LTA, Trustee

By:	/s/ J.Y. Robb III J.Y. Robb, President

Schedule I
EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING
PERSONS OF THE REPORTING PERSONS
The following sets forth the name and title of each executive officer, director and any other controlling person of Petrus Management Corporation.

Name	Title
H. Ross Perot	Director
J.Y. Robb III	President
Steven L. Blasnik	Vice President
Linda Sue Huff	Secretary
Nancy J. Spurlock	Treasurer
Jean S. Huselton	Assistant Treasurer
The following sets forth the name and title of each executive officer, director and any other controlling person of The Perot Foundation.

Name	Title
H. Ross Perot	Director and President
H. Ross Perot, Jr.	Director
Margot Perot	Director
Bette Perot	Director
Nancy Perot Mulford	Director
Suzanne Perot McGee	Director
Carolyn Perot Rathjen	Director, Vice President and Executive Director
Katherine Perot	Director
J. Thomas Walter, Jr.	Director and Secretary
J.Y. Robb III	Treasurer